PRESS RELEASE
For more information contact:

Investor Relations
Jeff Corbin / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1214 / 1236
jcorbin@kcsa.com / mcsaby@kcsa.com
----------------------------------



             Tikcro Technologies Reports 2009 Second Quarter Results

Tel Aviv, Israel, August 25, 2009 -- Tikcro Technologies Ltd. (OTC BB: TIKRF) today reported results for the second quarter and six months ended June 30, 2009.

Net income for the second quarter was $4.2 million or $0.50 per diluted share. Net income for the six months ended June 30, 2009 was $4.1 million or $0.49 per diluted share. Results for the second quarter included financial income of $4.2 million that resulted from the valuation of Tikcro's holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. As of June 30, 2009, the Company had net cash and marketable securities totaling $7.6 million.

Tikcro holds 36% of Biocancell, taking into account the conversion of a convertible note and exercise of warrants, and 27% on a fully diluted basis. Shares of Biocancell are traded on the Tel Aviv Stock Exchange.

Tikcro disclosed in a recent press release that the United States Department of Health and Human Services granted Biocancell Orphan Drug status for its ovarian cancer drug, which is currently in phase I/IIa clinical trial. This grant will allow for 7 years of exclusivity in the sales of the drug from its approval date.


About Tikcro Technologies:
Tikcro has holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. BioCancell is conducting the following clinical trials in Israel and in the U.S. using its leading drug, BC-819:
- Phase IIb clinical trial for the treatment of superficial bladder carcinoma cancer
- Phase I/IIa clinical trial for the treatment of ovarian cancer
- Phase I/IIa clinical trial for the treatment of pancreatic cancer
For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the business of BioCancell, including, but not limited to, the development, testing, regulatory approval and commercialization of its products, its intellectual property rights, its funding, its competition, its exposure to lawsuits and its dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.



                                           Tikcro Technologies Ltd.
                                                 Balance Sheet
                                           (US dollars in thousands)
----------------------------------------------------------------------------------------------------------------



                                                                   June 30,             December 31,
                                                                      2009                  2008
         Assets
               Current assets

               Cash and short-term marketable securities        $    7,569     $            7,803
               Other receivables                                        29                     20
                                                                        --                     --
                    Total current assets                             7,598                  7,823

               Investment in Biocancell - stock, convertible
               note and warrant                                      7,158                  2,910

                    Total assets                                $   14,756     $           10,733
                                                                --- -------       ----------------

         Liabilities and Shareholders' Equity
               Current liabilities
               Other current liabilities                        $      217   $                309
                                                                --- -------       ----------------


               Shareholders' equity                                 14,539                 10,424
                                                                -----------       ----------------

               Total liabilities and shareholders' equity       $   14,756   $             10,733
                                                                --- -------       ----------------







                            Tikcro Technologies Ltd.
                            Statements of Operations
                (US dollars in thousands, except per share data)
---------------------------------------------------------------------------------------------------------------------------------

                                                              Three Months Ended June 30              Six Months Ended June 30
                                                              2009                 2008                 2009              2008
                                                              ----                 ----                 ----              ----

General and administrative expenses                            $89        $         150         $        178       $         296
                                                         ----------------     ----------------      --------------     ----------

Total operating expenses                                       89                   150                  178                 296
                                                         ----------------     ----------------      --------------     ----------

Operating loss                                                (89)                 (150)                (178)               (296)

Financial income, net                                         4,249                 105                 4,295                225
                                                         ----------------     ----------------      --------------     ----------

Net income (loss)                                            $4,160       $        (45)         $       4,117      $        (71)
                                                         ================     ================      ==============     ===========

                                                         ----------------     ----------------      --------------     -----------
Basic net earnings (loss) per share                           $0.50       $        (0.01)       $       0.50       $      $ (0.01)
                                                         ================     ================      ==============     ===========

Diluted net earnings (loss) per share                         $0.50       $        (0.01)       $       0.49       $        (0.01)
                                                         ================     ================      ==============     ===========

Basic weighted average shares                                 8,317                8,140                8,308               8,110
                                                         ================     ================      ==============     ===========

Diluted weighted average shares                               8,380                8,140                8,348               8,110
                                                         ================     ================      ==============     ===========


